International Silver, Inc

August 01, 2012

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission

Dear Mr. Reynolds,

Please  find  below  International   Silver,  Inc.'s   (the  "Company")  response  to  your  July  27,  2012 correspondence.

The Company hereby acknowledges that only proven and probable reserves may be disclosed in filings with the United States Securities and Exchange Commission pursuant to paragraph (b)(5)(3) of Industry Guide 7. Please be assured that we will remove any disclosure of geologic resources and potential resources from all future filings.

Additionally, the Company hereby acknowledges  the following:

-	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the commission from taking any action with respect to the filing; and

-	The Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Should you have further concerns, I can be contacted at (520) 889-2040, ext. 12 or you can e-mail me at johnamckinney@msn.com.

John A. McKinney,
Chief Financial Officer
International Silver, Inc.

5210 East Williams Circle, Suite 700,  Arizona  85711
Phone: (520) 889-2040  Fax: (520) 889-27333